For immediate release

Bell announces executive leadership changes at Bell Media

Randy Lennox appointed President of Bell Media following the departure of Mary Ann Turcke for a new opportunity with the NFL

MONTRÉAL, February 27, 2017 – BCE Inc. (Bell) (TSX, NYSE: BCE) today announced the appointment of Randy Lennox as the new President of Bell Media following the departure of Mary Ann Turcke for a new opportunity with the National Football League.

“Randy Lennox is a seasoned entertainment executive renowned for his commitment to the growth and success of Canada’s media community. I am delighted that Randy will be taking the country’s #1 multimedia company forward as the new President of Bell Media,” said George Cope, President and CEO of BCE Inc. and Bell Canada. “On behalf of our team, I thank Mary Ann Turcke for her outstanding accomplishments at Bell Media and Bell Canada over the last 12 years, and wish her the very best in an exciting new role with the NFL.”

Randy Lennox
As President of Bell Media effective today, Mr. Lennox leads all strategy and operations for Canada’s largest media company, including conventional, pay and specialty TV, radio, digital media, out-of-home advertising and special projects. He reports to Wade Oosterman, Group President of Bell and BCE, who oversees Bell Media, Bell Mobility, and Bell Residential and Small Business, and also serves as Bell’s Chief Brand Officer.

Mr. Lennox was promoted from his position as Bell Media’s President, Content and Broadcasting, responsible for the CTV Networks; all local radio and TV assets; English-language specialty channels, including Bravo, Comedy, E!, Gusto, Much and Space; all of Bell Media’s in-house and independent English-language content productions; and iHeartRadio Canada, the international brand he brought to Bell Media in 2016.

Previously, Mr. Lennox was President and CEO of Universal Music Canada, where he helped elevate homegrown talent, including Justin Bieber, Drake, Shawn Mendes, The Tragically Hip and The Weeknd, to the international stage while successfully leading Universal through a time of tumultuous change in the music industry. He has been honoured as a member of the Canadian Music and Broadcast Industry Hall of Fame and sits on the board of directors for Music Canada, CARAS and Canada’s Walk of Fame; the board of governors for Massey Hall and Roy Thomson Hall; and the culture advisory board of Ontario.

Mary Ann Turcke
Mary Ann Turcke has accepted a position with the National Football League as President, Digital Media and NFL Network, based in Los Angeles. Part of the Bell team for the last 12 years, Ms. Turcke was promoted to President of Bell Media in April 2015 from her previous role as Bell Media’s President, Media Sales, Local TV and Radio.

Joining Bell Canada in 2005 as Vice President, Customer Experience and Operations for Small and Medium Business, Ms. Turcke was promoted to Executive Vice President of Field Operations in 2008, leading Bell’s team of installation and service technicians in delivering Fibe TV, Internet and other Bell residential and business services. She is a member of the Women’s Executive Network Hall of Fame and was named 2015 Woman of the Year by Women in Communications and Technology.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and significant Bell funding of mental health care and access, research, and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Scott Henderson
(416) 384-5305
scott.henderson@bellmedia.ca

Investor inquiries:
Richard Bengian
(514) 786-8219
richard.bengian@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”